UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of May, 2026

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation – PETROBRAS

(Translation of Registrant's name into English)

Avenida Henrique Valadares, 28 – 9th floor
20231-030 – Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

1st Quarter 2026 Cash Basis ― TAXREPORT

TAX REPORT – 1st Quarter 2026 Cash Basis

PETROBRAS

This Tax Report details the cash outflows made by Petrobras with the payment of taxes and government take in the first quarter of 2026. The information follows the cash basis method and should be read along with the Tax Report for the fourth quarter of 2025, on which the compliance aspects and tax risk management of the Company are presented, as well as the tax policy, with its principles and guidelines, among other information about our role as one of the largest taxpayers in the Brazilian economy.

Petrobras reported a R$ 72.4 billion contribution for the government in the first quarter of 2026. This amount includes R$ 49.4 billion in taxes due to its own operations, R$ 14.8 billion in Government Take (Gov. Take), and R$ 8.2 billion in taxes withheld from third parties.

In the first quarter, Petrobras paid R$ 27.3 billion in federal taxes, which, when combined with the R$ 14.8 billion in Government Take, totaled R$ 42.1 billion allocated to the federal government. Part of this is distributed to states and municipalities in accordance with current legislation. This figure represents approximately 5.4% of total federal tax revenues. Compared to the same period of the previous year, federal contributions increased by 8%.

In terms of state tax payments, Petrobras disbursed R$ 29.6 billion in the first quarter of 2026, representing approximately 12.3% of the total collected by states. This corresponds to a 13.4% increase compared to the first quarter of 2025, driven by higher *ad rem* ICMS rates on fuels (gasoline, diesel and LPG), effective as of January 1, 2026, as well as by the increase in the ethanol blend in gasoline from 27% to 30%.

Municipal taxes amounted to approximately R$ 0.7 billion in the period, representing an 18.3% increase compared to the same period of the previous year. This increase reflects service contracting activities in the oil and natural gas exploration and production segment, which are subject to ISS-ST incidence and withholding. The amount paid to municipalities is primarily distributed among ISS-ST (taxes withheld from third parties), Petrobras' own ISS, and IPTU (Urban Property Tax).

In March 2026, Provisional Measure No. 1,340 was enacted, establishing the incidence of the Export Tax (IE), effective as of March 12, 2026, on exports of crude petroleum oil or oil from bituminous minerals, as well as diesel fuel. In March 2026, an amount of R$ 5.5 million was collected as export tax.

Note: Tax payments and Government Take data presented in this report is calculated on a cash basis, which differs from the figures disclosed in the Statement of Value Added (DVA), included in the Company's Financial Statements and prepared on an accrual basis.

Comparison of Payment of the 1st Quarter*(R$ Billion)*



1Q26
R$ 29.6
R$ 27.3
R$ 0.7
R$ 14.8
R$ 72.4
1Q25
R$ 26.1
R$ 22.6
R$ 0.6
R$ 16.3
R$ 65.7
1Q24
R$ 24.6
R$ 27.0
R$ 0.5
R$ 16.1
R$ 68.2
1Q23
R$ 18.8
R$ 27.1
R$.,4
R$ 16.3
R$ 62.6
1Q22
R$ 25.3
R$ 21.3
R$ 0.4
R$ 22.9
R$ 69.9
States
Federal
Municipalities
Gov. Take
TOTAL

R$ 72.4 billion

PAID IN THE 1st QUARTER OF 2026

R$ 42.1 billion

FEDERAL + GOV TAKE

R$ 29.6 billion

STATES

R$ 0.7 billion

MUNICIPALITIES

AEO

TAX REPORT – 1st Quarter 2026 Cash Basis

PETROBRAS

The charts below present the distribution of taxes paid by Petrobras, segmented by each tax nature.

Collection History for the 1st Quarter
(R$ Billion)


69.9
62.6
68.2
65.7
72.4
22.9
0.4
21.3
25.3
16.3
0.4
27.1
18.8
16.1
0.5
27.0
24.6
16.3
0.6
22.6
26.1
14.8
0.7
27.3
29.6
1Q22
1Q23
1Q24
1Q25
1Q26

Collection History of the Last 4 Quarters
(R$ Billion)


66.2
68.0
77.7
72.4
15.4
0.4
22.9
27.5
15.1
0.5
22.6
29.7
21.7
0.4
25.2
30.5
14.8
0.7
27.3
29.6
2Q25
3Q25
4Q25
1Q26
LEGENDA
Gov. Take
Municipalities
Federal
States
Total

In the first quarter of 2026, Petrobras paid R$ 14.8 billion as Government Take, consisting of R$ 9.7 billion in royalties, R$ 4.2 billion in Special Participation, R$ 0.7 billion in signature bonuses, and approximately R$ 0.2 billion in area occupation or retention fees. When compared to the same period of 2025, a 9% decrease is observed, reflecting lower payments of Special Participation.

In the last four quarters, Petrobras contributed R$ 284.3 billion to public treasury as taxes and Government Take.

GOVERNMENT TAKE → *Royalties, special participation, signature bonuses, and payment for the occupation or retention of the área.*

TAXES WITHHELD FROM THIRD PARTIES → Tax Responsible

COMPANY'S TAXES → Taxes from our own operations

AEO

TAX REPORT – 1st Quarter 2026 Cash Basis

BR PETROBRAS

Petrobras plays a relevant role in ICMS tax contribution, both as a taxpayer, due to its own operations, such as in the case of the monophase ICMS, and as a substitute taxpayer in transactions carried out by third parties. In 20 Brazilian states, Petrobras accounts for more than 10% of total ICMS payments, reinforcing the Company's importance to the country.

The table below highlights Petrobras' relevance in the contributions of taxes and Government Take allocated to the Brazilian states. This analysis is based on information disclosed on the ANP Transparency Portal.


VENEZUELA
COLOMBIA
GUYANA
SURINAME
FR. GUIANA
CUADOR
PERU
BOLIVIA
CHILE
PARAGUAY
ARGENTINA
URUGUAY
RR
AP
AM
PA
MA
CE
RN
PB
PI
PE
AL
SE
TO
AC
RO
MT
BA
GO
DF
MG
MS
ES
SP
RJ
PR
SC
RS

Font: Portal of Transparency of each State

STATE	ICMS (R$ Million)	GOVERNMENT TAKE (R$ Million)	TOTAL (R$ Million)
Rio de Janeiro	3.7	3.6	7.3
São Paulo	6.0	0.1	6.1
Minas Gerais	3.8	-	3.8
Mato Grosso	2.0	-	2.0
Rio Grande do Sul	1.9	-	1.9
Santa Catarina	1.9	-	1.9
Goiás	1.8	-	1.8
Paraná	1.7	0.02	1.7
Espírito Santo	1.0	0.4	1.3
Mato Grosso do Sul	1.2	-	1.2
Pará	0.8	-	0.8
Ceará	0.6	-	0.6
Distrito Federal	0.4	-	0.4
Paraíba	0.4	-	0.4
Alagoas	0.3	-	0.3
Tocantins	0.3	-	0.3
Amazonas	0.2	0.1	0.3
Piauí	0.3	-	0.3
Rio Grande do Norte	0.3	0.0004	0.3
Rondônia	0.3	-	0.3
Pernambuco	0.2	-	0.2
Bahia	0.1	0.02	0.2
Maranhão	0.1	-	0.1
Sergipe	0.1	-	0.1
Amapá	0.1	-	0.1
Acre	0.1	-	0.1
Roraima	0.03	-	0.03
TOTAL	**29.6**	**4.2**	**33.8**

AEO

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 18, 2026

PETRÓLEO BRASILEIRO S.A–PETROBRAS

By: /s/ Fernando Sabbi Melgarejo

______________________________

Fernando Sabbi Melgarejo

Chief Financial Officer and Investor Relations Officer